U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   Form 10-SB

          General form for registration of securities of small business issuers Under Section 12(b) or (g) of the Securities
                              Exchange Act of 1934


                      Shannon International Resources, Inc.
                      -------------------------------------
                 (Name of Small Business Issuer in its charter)


                                     Nevada
                                     ------
         (State or other jurisdiction of incorporation or organization)


                                   98-0204956
                                   ----------
                      (I.R.S. Employer Identification No.)


                           Principal Executive Offices
                           ---------------------------
                               4020, 7 Street S.W.
                             Calgary Alberta T2G2Y8



                            (Issuer's Telephone No.)
                            ------------------------
                                 (403) 543-0970

Securities to be Registered under Section 12(b) of the Act:  None

Securities to be Registered under Section 12(g) of the Act: Common Stock (Title of Stock)

Total number of pages:  54
                       ----
Index to Exhibits Appears on page:  23
                                   ----

Item 1

         (a)      Business Development

Shannon  International  Resources,   Inc.  (the  Company)  was  incorporated  in
February, 1999 under the laws of the State of Nevada for the purpose of financing and owning oil and natural gas development properties. On February 18, 1999, the Company acquired a 25% working interest in petroleum, natural gas and coalbed methane leases (Oil and Natural Gas Permit No. 9606) covering 116,279 acres of Prince Edward Island, Canada (the Working Interest) in exchange for 2,000,000 shares of the common stock of the Company from CMB Energy Corp., of Toronto, Ontario (formerly 1326703 Ontario Inc.) The agreement also grants the Company two options to acquire an additional 25% working interest and the right to enter into a joint venture agreement with the holder or holders of the remaining 50% working interest by the expenditure of $3,000,000 Cdn., on the property over the next thirty months.


         (b)      Narrative Description of Business

Shannon International Resources Inc. (The Company) is an independent, natural gas and oil company primarily engaged in the acquisition development and production of coalbed methane properties in Prince Edward Island, Canada. The development plan for the Working Interest is seek out a larger oil and gas company to joint venture a drilling exploration program. The Company and CMB Energy Corp., are obligated to maintain the leases in good standing by the expenditure of $16,279 Cdn., per year. To date, $44,185 Cdn., has been expended of which the Company's twenty-five percent contribution was $11,046 Cdn., which was deemed paid through the common stock issued to CMB Energy Corp.

Prince Edward Island lies in the southwestern part of a large, mainly non-marine, Carboniferous to Permian basin called the Maritimes Basin. The basin fill consists of fluvial, alluvial, lacustrine, and minor marine strata. These rocks host numerous oil and gas shows, coal seams, oil shale occurrences, the Stoney Creek oil and gas field, and an offshore gas discovery (East Point E-49 well). The upper Carboniferous strata of the Maritimes Basin are similar in age and lithology to the Pennsylvanian rocks in the prolific coal basins from the eastern United States, such as the Black Warrior, Appalachian and Illinois basins.

Seismic and borehole data suggest Prince Edward Island is underlain by coal measures strata containing 7.6 cubic feet of coal-bed methane per ton, as estimated by the Geological Survey of Canada, Paper 77-20. 26P. The offshore extension of the coal measures strata contain up to 20-25 coal seams, ranging in thickness between 0.6 - 3 meters (2-10 feet) with a net coal thickness from 15 to 40 meters (48 to 131 feet). The coal rank is bituminous, and calculated theoretical gas capacity values for eastern Canadian coals range from 14.04 to
17.08 cubic meters per gram of coal. These values are comparable to measured gas capacity values for coals from the Black Warrior and San Juan basins. Structural features associated with major northeast trending faults systems and salt tectonism may have created favorable permeability conditions for enhanced coal-bed methane recovery.

The conventional hydrocarbon potential of Prince Edward Island is exemplified by the Stoney Creek oil and gas field and the East Point E-49 gas discovery. The Stoney Creek field produced over its lifetime 800,000 barrels of oil and 28 million cubic feet of natural gas. The East Point E-49 well produced 5.3 million cubic feet per day from a 12 meter sandstone interval during drill stem tests, with an estimated 77.3 billion cubic feet in place. These two examples demonstrate that the Carboniferous rocks of eastern Canada are capable of generating and retaining hydrocarbons.

Source rock studies indicate that the early Carboniferous rocks are oil prone with more than 2% total oil capacity and greater than 5 milligrams per gram of rock. Conversely, the upper Carboniferous rocks are mainly gas prone. In addition, excess coal gas expelled during coalification may have charged near by reservoirs. Porosities up to 25% and permaeablities up to 300 millidarcies have been reported from the lower Carboniferous rocks, whereas porosities up to 15% have been reported for the upper Carboniferous rocks.

Regulation: The Company's operations are subject to extensive regulation for the protection of the environment by the Canadian Federal Government and the Provincial Government where acreage is located. The Company is also subject to the typical regulation of any business. The Company must submit exploration and development plans to the appropriate Provincial Government for approval prior to execution of such plans. Compliance with environmental regulation may be expected to result in $50,000 of estimated expenses to the Company over the next twelve months.

Employees: The company employs one person full time and will contract the services of consultants in the various areas of expertise as required for the next six to twelve months. However it is anticipated that a full time staff of up to six people will be required as the Company develops and begins to implement the exploration and development programs over the next twelve to eighteen months.


Item 2. Management's Discussion and Analysis or Plan of Operation

Plan of Operations Results of Operations

As a company in its initial stages of development, the company has no revenues from operations. However, the company plans to formulate a development program for its properties, which will include the implementation of a drilling program in conjunction with C M B Energy Corp., or a larger oil and gas company who will enter into a joint venture agreement for exploratory drilling and possible development. Though no assurance can be given, this development program will contemplate the drilling of a sufficient number of wells to prove up reserves sufficient to then develop a program to establish production. Management believes that the general and administrative expenses, capital and operating expenditures related to the implementation of the development program is approximately $3,000,000 Cdn., of which the Company may be expected to provide up to $750,000 Cdn. The Company intends to raise this capital through the private placement or public offering of securities.

The Company has filed this Form 10SB Registration Statement in order to establish itself as a fully reporting company under the Securities Exchange Act of 1934. On the basis of the public information provided thereby, the Company intends to seek a listing of its common stock on the National Association of Securities Dealers, Inc., OTC Electronic Bulletin Board Market. It is the Company's belief that an independent market for its common stock will be advantageous to the Company by establishing an objective measure of value for the common stock.

The Company's business plan is to raise additional capital through private placements or public offerings of its equity securities and use the capital for development of its current Working Interest. Thereafter the Company intends to establish or acquire assets with development and exploitation potential through industry contacts and opportunities known to the company's management. Whenever possible, the Company intends to use its common stock as consideration for such acquisitions. The ultimate objective is to conduct a balanced exploration and development program and seek to acquire operating control and majority ownership of interests in order to optimize the efficiency of operations.


Liquidity and Capital Resources.


The company is not at present producing revenues and its main source of funds has been the sale of the company's equity securities. The company had $39,970 in cash and receivables and other current assets as of June 30, 1999. All cash is a present being used to fund ongoing general and administrative expenses, plus consulting expenses, with the total of such expenses estimated to be approximately $5,000 per month. As a result the Company has enough present cash to meet its needs for twelve months. The company will need to raise additional capital to meet its ongoing overhead obligations and the contemplated development program. Such funding may be obtained through the sale of additional securities. If the company is unable to obtain sufficient funds, then the company may seek to find development partners and increase funds available to the company through the sale of some leasehold interests or farm-out prospects. The ability of the company to sell interest in leases and or farm-out prospects is not a certainty and the proceeds derived from such sales will be subject to the ongoing economic viability of the project.

The capital resources of the company are limited. At present the company is not producing revenues and is not expected to produce revenues until after November 2001. The main source of funds for working capital at present is the sale of the company's equity securities. Other possible sources of funding are loans from financial institutions with the company's leasehold interests as collateral. However, the collateral value of such leasehold interests is limited.

Result of Operations


During the period from the company's inception to June 30, 1999, there were no revenues being realized from sale of assets, production or from any other source. Expenses incurred as of June 30, 1999 from general and administrative were $8,449 and offering expenses of $17,700.

Effect of Inflation: The Company believes that inflation does not have a material affect on its business.

Year 2000 Computer Problems: Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects virtually all companies and organizations.

Although many companies undertake major projects to address the Year 2000 issue, Management does not believe that its operations are highly dependent upon computer programs. However, the Company has undertaken to ensure that its associated computer fields were designed and constructed to receive and manipulate four digit integers instead of only two. The Company?s computer system has been evaluated and found to adequately address the Year 2000 Issue . As a result, no additional costs are expected to be incurred. The Company does not anticipate any material risk resulting from Year 2000 issues in that its computer programs are relatively simple word processing and accounting programs which have been certified as Year 2000 ready. In addition, the Company maintains physical files of all essential documents and data.


Item 3.                    Description of Property

The Company owns a 25% working interest in petroleum, natural gas and coalbed methane leases (Oil and Natural Gas Permit No. 9606) covering 116,279 acres of Prince Edward Island, Canada (the Working Interest). The acreage covered by the Working Interest has not been sufficiently developed to indicate any proven or probable reserves of recoverable petroleum, natural gas and coalbed methane. There has been no production on the Working Interest. The Company's offices in Calgary, Alberta are provided by the Company's President.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners holding five percent or greater of the 10,000,000 shares of common stock outstanding as of May 31, 1999

Title of Class   Name and Address               Amount and Nature         % of
                 of Beneficial Owner            of Beneficial Owner      Class
--------------------------------------------------------------------------------


Common           CMB Energy Corp.                2,000,000                20.0%
                 C/O McLeod Dixon
                 Standard Life Tower
                 Suite 1800, 121 King St W Box 46
                 Toronto Ontario Canada M5H 3T9

     (b) Security Ownership of Management

                 Name and Address             Amount and Nature           % of
Title of Class   of Beneficial Owner          of Beneficial Owner        Class
--------------------------------------------------------------------------------

Common           Blair Coady                   750,000(1)                 7.5%

                 All officers and Directors
                 as a Group (1 person)         750,000                    7.5%


(1) The shares held by Danford Management, Ltd. a corporation beneficially owned by the adult sons of Mr. Coady and are hereby deemed indirectly owned by Mr. Coady.

Changes in Control: There are no arrangements, which may result in a change in control of the issuer.


Item 5. Directors, Executive Officers, Promoters and Control Persons

         (a)  Directors and Executive Officers

Blair Coady: Mr. Coady is the Company's sole officer and director. He served as the President and Chairman of the Board of Wolf Industries, Inc., from August 1996 to April, 1998. Since October 1996 Mr. Coady has been the president and chief executive officer of Calgary Chemical, a custom blender of petroleum production chemicals. Since May 1999, Mr. Coady has served as a director of Autoco.com, a publicly held corporation traded on the OTC Bulletin Board. From 1992 to 1995 Mr. Coady served as chairman of the Board of Earthwhile Developments Inc., a Canadian corporation involved in waste management, specifically solvent recycling, bioremediation and composting. From 1985 to 1992 he served as Chairman and Director of Calto Industries Ltd., a Canadian corporation engaged in biomedical waste remediation. From 1978-1982, he was Director and President and from 1982 to 1984 a Director of Terato Resources Ltd., a Canadian public corporation engaged in the exploration, development and production of oil and gas in Western Canada and the Southern United States. From 1966 to 1976, Mr. Coady was a Partner, Director and Vice President in Bongard, Leslie & Co., Ltd. a Canadian Investment Dealer and Brokerage firm.

As the Company develops and implements exploration and development programs over the next twelve to eighteen months, the Company intends to appoint up to four new directors to the Board as and when qualified and interested individuals are identified and accept appointment to the Board. As of this date, the Company has not offered such appointment to any individual.

     (b) Significant Employees: None


Item 6. Executive Compensation

     (a) Name & Position                     Year                  Salary Paid
--------------------------------------------------------------------------------
         Blair Coady, President              1999                       $0*

*No other cash compensation or bonuses paid or accrued.

     (b) Option/SAR Grants in Last Fiscal Year (Individual Grants): No options have been granted to date.

The Company has a Stock Option Plan, entitled the "Shannon International Resources, Inc. 1999 Stock Option Plan" (the "Plan"). Its purpose is to advance the business and development of the Company and its shareholders by affording to the employees, officers, directors and independent contractors or consultants of the Company the opportunity to acquire a proprietary interest in the Company by the grant of Options to such persons under the Plan's terms. The effective date of the Plan is June 1, 1999. Article 3 of the Plan provides that the Board shall exercise its discretion in awarding Options under the Plan, not to exceed 1,000,000 shares. The per share Option price for the stock subject to each Option shall be as the Board may determine. All Options must be granted within ten years from the effective date of the Plan. There is no express termination date for the Options, although the Board may vote to terminate the Plan. Under the Plan, there have been no Options granted.

     (c) Aggregated Option/SAR Exercises in Last Fiscal Year and FY-end Option/SAR Values : None

     (d) Long-term Incentive Plans -- Awards in Last Fiscal Year: None

The Company has not otherwise awarded any stock options, stock appreciation rights or other form of derivative security or common stock or cash bonuses to its executive officers and directors.

     (e) Compensation of Directors

     1. Standard Arrangements: The members of the Company's Board of Directors are reimbursed for actual expenses incurred in attending Board meetings.

     2. Other Arrangements: There are no other arrangements.

     (f)   Employment    Contracts   And   Termination   of   Employment,    And
     Change-in-control Arrangements

Blair Coady, the Company's sole officer and director does not have an employment agreement and does not presently draw a salary. The Company expects that as and when additional funding or revenue is obtained and the time Mr. Coady devotes to the Company's affairs increase a salary and other compensation such as stock options will be adopted.

Item 7. Certain Relationships and Related Transactions

The Company's Director is the Company's Founder and Promoter. Darrin Campbell of CMB Energy Corp., may also be considered a promoter of the Company. In anticipation of additional directors, the Company's By-Laws include a provision regarding Related Party Transactions which requires that each participant to such transaction identify all direct and indirect interests to be derived as a result of the Company's entering into the related transaction. A majority of the disinterested members of the board of directors must approve any Related Party Transaction. However at the present time, the sole director is only accountable to the shareholders for any related party transaction he may enter into.

On February 18, 1999, the Company acquired a 25% working interest in petroleum, natural gas and coalbed methane leases covering 116,279 acres of Prince Edward Island, Canada from CMB Energy Corp., of Toronto, Ontario in exchange for 2,000,000 shares of the common stock of the Company. The agreement also grants the Company two options to acquire an additional 25% working interest and the right to enter into a joint venture agreement with the holder or holders of the remaining 50% working interest by the expenditure of $3,000,000 Cdn., on the property over the next thirty months.

On March 31, 1999, the company issued 750,000 shares of common stock to Danford Management, Ltd. in consideration of the services of the company's President in the formation of the company. Danford Management, Ltd., is a corporation beneficially owned by the adult sons of Mr. Coady.

Item 8. Description of Securities

The authorized capital stock of Company consists of 200,000,000 shares of $.001 common stock. No warrants to acquire common stock have been authorized. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company's common stock.

The common stock carry no preemptive rights, are not convertible, redeemable, assessable or entitled to the benefits of any sinking fund. The common stock affords the holders no cumulative voting rights, and the holders of a majority of the shares voting for the election of the directors can elect all of the directors if they should choose to do so.

PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters

     (a) Market Information

The Company's stock is not listed for sale on any exchange or trading medium. The Company intends to seek the listing of its Common Stock on the OTC Electronic Bulletin Board upon the effectiveness of this Form 10-SB. Until such time, there is no public market for the Company's Common Stock.

     (b) Holders

There are thirty holders of the Company's Common Stock as of May 31, 1999. There is one holder of restricted securities as defined by Rule 144, which have not been held in excess of one year.

     (c) Dividends

The Company has paid no dividends to date on its Common Stock. The Company reserves the right to declare a dividend when operations merit.

Item 2.    Legal Proceedings

There is no action, suit or proceeding before or by any court or governmental agency or body, domestic or foreign, now pending or, to the knowledge of the Company, threatened, against or affecting the Company, or any of its properties, business affairs or business prospects of the Company.

Item 3.   Changes in and Disagreements with Accountants:  None


Item 4.   Recent Sales of Unregistered Securities

During the past three years, the Company sold securities, which were not registered under the Securities Act of 1933, as amended, as set forth below.




Date         Name                                        # of shares issued   Consideration
                                                                                (U.S. $)
----         ----                                        ------------------   -------------
02/26/99     Barica Mrakuzic                                    11,250           112.50
02/26/99     Marijan Mrakuzic                                   11,250           112.50
02/26/99     Paul Okada                                         52,500              525
02/26/99     Quantumvest Holdings Ltd.                         225,000            2,250
03/10/99     Mae Wandinger                                     300,000            3,000
03/22/99     Beda Strub                                        150,000            1,500
                                       9

03/25/99     Glenora Distillers Int. Limited                   480,000            4,800
03/28/99     South American Consultants, S.A.                  495,000            4,950
03/28/99     Jason Matheson                                    360,000            3,600
03/28/99     Laughlin MacLean                                  220,000            2,200
03/28/99     Judith MacLeod                                    480,000            4,800
03/29/99     Tom Murdoch                                       400,000            4,000
03/29/99     Brian Bradbury                                    350,000            3,500
03/29/99     Eaglerock Investments, Ltd.                       490,000            4,900
03/30/99     Robert Scott                                      300,000            3,000
03/30/99     Michael R. Lorden & Natalie A. Lorden              50,000              500
03/30/99     New Release Video                                 100,000            1,000
03/30/99     Topeka S.A.                                       485,000            4,850
03/30/99     Kerry Leverman                                    325,000            3,250
03/30/99     Dennis Brovarone                                   20,000              200(1)
03/30/99     S. J. Hal                                          60,000              600
03/31/99     Lionel O. Rolfe                                   200,000            2,000
03/31/99     R. Stajen Warness                                 150,000            1,500
03/31/99     Danford Management Ltd.                           750,000            7,500(2)
03/31/99     Resource Consultants Services, Ltd.               310,000            3,100
03/31/99     Annette Mason                                     325,000            3,250
03/31/99     Gus MacLean                                       200,000            2,000
03/31/99     Prince Edward Gas Company, Inc.                   300,000            3,000
03/31/99     Saks Fund International, Inc.                     400,000            4,000
03/31/99     CMB Energy Corp.                                2,000,000      Exchange(3)

(1)  Issued for services to the company's legal counsel.

(2)  Issued for services to the company's president.

(3)  Shares exchanged for  Working Interest.

The Company was not a reporting company pursuant to the Securities Exchange Act of 1934 nor was it a development stage company with no business plan. Thus it was eligible to rely upon Rule 504 as a safe harbor exemption from the registration requirements of the Securities Act of 1933. Moreover, Rule 504 was available in that the Company sold less than$1,000,000.00 worth of securities in the previous 12 month period and except for the Company's officers and directors, the purchasers were unaffiliated investors. The Company relied upon the Rule 504 safe harbor exemption for the sales of securities for cash. These sales were entirely private transactions pursuant to which all material information as specified in Rule 502(b)(2) was made available to the purchasers.

The Company relied upon the exemption from registration set forth in section 4(2) of the Securities Act of 1933 for its sale of shares pursuant to the acquisition of the Working Interest in the Company's property. The purchaser in this sale was a sophisticated investor who was provided all material information regarding the Company. In addition, the Company placed a restrictive legend upon the certificates issued to the purchaser denoting the securities are "restricted securities" or held by a control person of the Company and may only be sold in compliance with Rule 144. Thus the exemptions from registration afforded by Rule 4(2) and Rule 3(b) were available to the issuer.

Item 5.  Indemnification of Directors and Officers

Article 11 of the Company's By-laws provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith.

PART F/S

The following financial statements are filed as part of this registration statement:


                                 C O N T E N T S


                                                                   Page
                                                             ----------------

Independent Auditors' Report                                        1

Financial Statements

         Balance Sheet                                              2

         Statements of Operations                                   3

         Statements of Stockholders' Equity                         4

         Statements of Cash Flows                                   5

Notes to Financial Statements                                      6-9

                          Independent Auditors' Report


Board of Directors
Shannon International Resources, Inc.


         We have audited the accompanying balance sheet of Shannon International Resources, Inc. (a Development Stage Company) as of June 30, 1999, and the related statements of operations, stockholders' equity, and cash flows for the period February 17, 1999 (inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion,  the  financial  statements  referred to above  present fairly, in all material respects, the financial position of Shannon International Resources, Inc. (a Development Stage Company) as of June 30, 1999, and the results of its operations and its cash flows for the period February 17, 1999 (inception) to June 30, 1999, in conformity with generally accepted accounting principles.


















Denver, Colorado
August 18, 1999

                      SHANNON INTERNATIONAL RESOURCES, INC.
                          (a Development Stage Company)
                                  Balance Sheet
                                  June 30, 1999

                                     ASSETS


CURRENT ASSETS
   Cash                                                       $   7,198
   Loans - receivable, net of discount of
      $2,275 (Note 4)                                            32,725
   Prepaid expense                                                   47
                                                    ---------------------

         Total current assets                                    39,970

  Unevaluated oil and gas properties (using the
   full cost method) (Note 3)                                    45,000
                                                    ---------------------

         Total assets                                          $ 84,970
                                                    =====================

LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
   Accounts payable                                           $   3,120
                                                    ---------------------

STOCKHOLDERS' EQUITY (Note 4)
   Common stock - authorized 200,000,000
     shares of $.001 per value; issued and
     outstanding 10,000,000 shares                               10,000
   Additional paid-in capital                                    80,299

   Deficit accumulated during development stage                 (8,449)
                                                    ---------------------

         Total stockholders' equity                              81,850
                                                    ---------------------

Total liabilities and stockholders' equity                     $ 84,970
                                                    =====================


        The accompanying notes are an integral part of these statements.

                      SHANNON INTERNATIONAL RESOURCES, INC.
                          (a Development Stage Company)
                             Statement of Operations
     For the Period from February 17, 1999 (inception) through June 30, 1999


Expenses
   Administrative                                         $       8,449
                                                    ----------------------

Net loss                                                 $       (8,449)
                                                    ======================

Net loss per share                                                     *
                                                    ======================

Weighted number of shares outstanding                         7,486,734
                                                    ======================




* Less than ($.01)




        The accompanying notes are an integral part of these statements.

                      SHANNON INTERNATIONAL RESOURCES, INC.
                          (a Development Stage Company)
                        Statement of Stockholders' Equity
     For the Period from February 17, 1999 (inception) through June 30, 1999

                                                                                       Accumulated
                                                                       Additional      Deficit during
                                                Common Shares           Paid-In         development
                                          ---------------------------                     stage
                                           Shares        Par Value      Capital                              Total
                                          --------------------------------------------------------------------------------


Balance, beginning of period               $        -   $          -   $          -       $       -       $         -

Common shares issued:

Issuance of common stock
  for cash on February 26, 1999                300,000            300          2,700              -             3,000
Issuance of common stock
  for cash on March 10, 1999                   300,000            300          2,700              -             3,000
Issuance of common stock
  for cash on March 22, 1999                   150,000            150          1,350              -             1,500
Issuance of common stock
         for cash on March 25, 1999            480,000            480          4,320              -             4,800
Issuance of common stock
  for cash on March 28, 1999                 1,555,000          1,555         13,995              -            15,550
Issuance of common stock
  for cash on March 29, 1999                 1,240,000          1,240         11,160              -            12,400
Issuance of common stock
  for cash on March 30, 1999                 1,320,000          1,320         11,880              -            13,200
Issuance of common stock
  for services on March 30, 1999                20,000             20            180              -               200
Issuance of common stock
  for cash on March 31, 1999                 1,885,000          1,885         16,965              -            18,850
Issuance of common stock
         for services on March 31, 1999        750,000            750          6,750              -             7,500
Issuance of common stock
  for oil and gas properties
   on March 31, 1999                         2,000,000          2,000         28,000              -            30,000

Offering costs                                      -              -        (19,701)              -           (19,701)

Net loss for period                                 -              -              -          (8,449)           (8,449)
                                          -------------   ------------  -------------   -----------------  ---------------

Balance, end of period                     $10,000,000  $      10,000  $      80,299      $  (8,449)        $  81,850
                                          =============   ============  =============   =================  ===============


        The accompanying notes are an integral part of these statements.

                      SHANNON INTERNATIONAL RESOURCES, INC.
                          (a Development Stage Company)
                            Statements of Cash Flows
     For the Period from February 17, 1999 (inception) through June 30, 1999

Operating activities:
   Net loss                                              $   (8,449)
   Unamortized discount on loans receivable                   2,275

Changes in operating assets and liabilities

   Increase in prepaid expenses                                 (47)
   Increase in accounts payable                               3,120
                                                    -----------------

         Net cash provided by operations                     (3,101)
                                                    -----------------

Investing activities
   Acquisition of oil and gas properties                    (15,000)
   Loans receivable                                         (35,000)
                                                    -----------------

         Net cash (used by) investing activities            (50,000)
                                                    -----------------

Financing activities
   Issuance of common stock                                  72,300
   Offering costs                                           (12,001)
                                                    -----------------

         Net cash provided by financing activities           60,299
                                                    -----------------


Increase in cash                                              7,198

Cash at beginning of period                                       -
                                                    -----------------
Cash at end of period                                     $   7,198
                                                    =================

Supplemental disclosure of cash flow information

   Cash paid during the period for

     Interest                                                     -
     Income taxes                                                 -

Supplemental schedule of noncash investing and financing activities

   Issuance of 770,000 shares of
    common stock for services                             $   7,700

   Issuance of 2,000,000 shares of
    common stock for oil and gas properties                $ 30,000




        The accompanying notes are an integral part of these statements.

                      SHANNON INTERNATIONAL RESOURCES, INC.
                          (a Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1999

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Shannon International Resources, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization

The Corporation was incorporated pursuant to the provisions of the corporate charter of the State of Nevada on February 17, 1999.

The Corporation's primary business activity is the acquisition, development and production of coalbed methane properties in the province of Prince Edward Island, Canada. Currently, the Corporation only has an interest in non-producing properties. The Corporation is in the development stage as its operations principally involve oil and gas activities and they have no revenue from oil and gas activities.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Earnings (Loss) Per Share

Earnings (loss) per share of common stock is computed based on weighted average number of common shares outstanding during the period. Fully diluted earnings per share are not presented because they are anti-dilutive.

                      SHANNON INTERNATIONAL RESOURCES, INC.
                          (a Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1999

Note 1 - Summary of Significant Accounting Policies, Continued

Accounting for Oil and Gas Operations

The Company uses the full cost method of accounting for oil and gas activities. Under full cost accounting, the costs of acquiring, exploring for and developing oil and gas reserves are capitalized in the full cost pool. Such costs include lease acquisition, geological expenses, carrying charges of non-producing properties, and exploration and development expenses related to the acquisition of properties and oil and gas reserves. Gains and losses from dispositions of oil and gas properties are credited or charged to the full cost pool. Depreciation and depletion of the full cost pool is provided for on the units-of-production method based on estimated proved oil and gas reserves. Unproved oil and gas properties are assessed for impairment either individual or on an aggregate basis.

Note 2 - Oil and Gas Properties

The Corporation has acquired a 25% interest in certain non-producing oil and gas properties in the province of Prince Edward Island, Canada.

This interest was acquired by the Corporation issued 2,000,000 common shares at an agreed value of $0.015 per share ($30,000) for the interest in the property and fees related to the acquisition of $15,000. The agreement also grants the Company two options to acquire an additional 25% working interest and the right to into a joint venture agreement with the holder or holders of the remaining 50% working interest by the expenditure of $3,000,000 cdn., on the property over the next thirty months.

Note 3 - Loan Receivable

At June 30, 1999, loans receivable consisted of the following unsecured non-interest bearing notes, which are due on demand The loans have been discounted on an imputed interest rate of 8.50% assuming repaid in one year from date of issuance.

                                                              Unamortized
                                             Principal          Discount
                                           --------------     ------------

  Promissory note dated, April 13, 1999      $ 30,000        $ 1,900
  Promissory note dated, June 3, 1999           5,000            375
                                           --------------    -------------

                                             $ 35,000        $ 2,275
                                           ==============    =============

                      SHANNON INTERNATIONAL RESOURCES, INC.
                          (a Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1999

Note 4 - Stock Option Plan

The Company has a Stock Option Plan, entitled the "Shannon International Resources, Inc. 1999 Stock Option Plan" (the "Plan"). Its purpose is to advance the business and development of the Company and its shareholders by affording to the employees, officers, directors and independent contractors or consultants of the Company the opportunity to acquire a proprietary interest in the Company by the grant of Options to such persons under the Plan's terms. The effective date of the Plan is June 1, 1999. Article 3 of the Plan provides that the Board shall exercise its discretion in awarding Options under the Plan, not to exceed 1,000,000 shares. The per share Option price for the stock subject to each Options shall be as the Board may determine. All Options must be granted within ten years from the effective date of the Plan. There is no express termination date for the Options, although the Board may vote to terminate the Plan. Under the Plan, there have been no Options granted.

Note 5 - Income Taxes

No provision for income taxes have been provided in the accompanying financial statement. The Corporation has a net operating loss carryforward of $6,174 which will expire in 2019. The tax benefit of the net operating loss carryforward has not been recognized due to the uncertainty of realization.

The net deferred tax asset due to loss carryforward is as follows:

   Deferred tax asset                                            $ 2,099
   Valuation allowance                                            (2,099)
                                                      ---------------------

                                                             $         -
                                                      =====================

Note 6 - Basis of Presentation

The Company has no revenue and limited resources to develop its oil and gas properties. It is the Company's intent to raise additional capital through private placements or public offerings of its equity securities and use the capital for development of its current Working Interest. Thereafter the Company intends to establish or acquire assets with development and exploitation potential through industry contacts and opportunities known to the company's management. Whenever possible, the Company intends to use its common stock as consideration for such acquisitions. The ultimate objective is to conduct a balanced exploration and development program and seek to acquire operating control and majority ownership of interests in order to optimize the efficiency of operations.

                      SHANNON INTERNATIONAL RESOURCES, INC.
                          (a Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1999

Note 7 - Uncertainty Due to the Year 2000 Issue

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date.

The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Note 8 - Concentration of Risk

The Company's oil and gas properties are located on Prince Edward Island, Canada.

PART III

Item 1.           Index to Exhibits

3.1               Articles of Incorporation
3.2               By-laws
10.1              Working Interest Acquisition Agreement
10.2              Purchase and Joint Venture Agreement
10.3              Oil and Natural Gas Permit No. 96-06
27                Financial Data Schedule

Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SHANNON INTERNATIONAL RESOURCES, INC.

By:

BLAIR COADY
Blair Coady, President, Secretary, Sole Director
August 30, 1999